Faegre Drinker Biddle & Reath LLP

191 North Wacker, Suite 3700

Chicago, IL 60606-1698

www.faegredrinker.com

November 18, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

Re:       Variant Impact Fund

File Nos. 333-259488, 811-23741

Dear Ms. Brutlag:

The following responds to the additional comments Tony Burak and you provided by telephone on November 15, 2021 and November 16, 2021, respectfully, in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the Variant Impact Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in a pre-effective amendment to the Fund’s Registration Statement.

General

1.            Comment: Please adjust the Management Fee in the fee table to reflect the amount of expected borrowings for investment purposes during the first year of the Fund’s operations.

Response: The Fund does not currently anticipate borrowing under a line of credit for investment purposes during its first year of operations. Accordingly, the Management Fee will not be adjusted and the references to a credit facility for purposes of leverage will be removed from the Registration Statement.

2.            Comment: Please explain further to the staff supplementally how the Fund will be able to determine whether an Underlying Fund is achieving the ESG-related impacts that the Fund seeks to achieve. Please also further explain to the staff supplementally how the Fund will determine whether an investment in an Underlying Fund will count towards the 80% names rule policy.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Investment Manager intends to use the same process if the Fund is investing in Underlying Funds as if it is making other types of investments. The Investment Manager intends to engage directly in discussions with and request information from each issuer of an Underlying Fund to assess an Underlying Fund’s potential positive impact, using a proprietary scoring system. In addition, the Investment Manager intends to establish key impact performance indicators or metrics in conjunction with each issuer of an Underlying Fund and determine any performance targets.

3.           Comment: Please provide information regarding where and how impact information will be reported to investors.

Response: The Investment Manager intends to prepare an annual impact report that is expected to be posted on the Fund’s website.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1167.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Michael J. Spratt, Assistant Director

Keith A. OConnell, Branch Chief

Joshua B. Deringer, Esq.

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